EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of	Name Under Which Business
Name	Incorporation	Conducted
Viragen Technology, Inc. (1)	Florida	Viragen Technology, Inc.
ViraGenics, Inc. (1)	Delaware	ViraGenics, Inc.
Viragen U.S.A., Inc. (1)	Delaware	Viragen U.S.A., Inc.
Viragen International, Inc. (2)	Delaware	Viragen International, Inc.
Viragen (Scotland) Ltd. (3)	Scotland (UK)	Viragen (Scotland) Ltd.
ViraNative AB (3)	Sweden	ViraNative AB

(1)	100% owned by Viragen, Inc.

(2)	77% owned by Viragen, Inc.

(3)	100% owned by Viragen International, Inc.